UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October, 2023

Commission file number: 001-38350

Lithium Americas (Argentina) Corp.

(Translation of Registrant's name into English)

900 West Hastings Street, Suite 300,

Vancouver, British Columbia,

Canada V6C 1E5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [  ] Form 40-F [X]

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated October 3, 2023
99.2	Notice of Change in Corporate Structure
99.3	Final Order and Plan of Arrangement
99.4	Lithium Americas (Argentina) Corp. Second Amended and Restated Equity Incentive Plan
99.5	Notice of Make-Whole Fundamental Change to Noteholders dated October 3, 2023
99.6	Supplemental Indenture dated October 3, 2023 between Lithium Americas (Argentina) Corp. and Computershare Trust Company, N.A.
99.7#	Lock-Up Agreement dated October 2, 2023 between Lithium Americas Corp., 139768 B.C. Ltd. and GFL International Co., Limited
99.8#	Tax Indemnity and Cooperation Agreement dated October 3, 2023 between Lithium Americas (Argentina) Corp. and Lithium Americas Corp.
99.9	Code of Business Conduct and Ethics

# Portions of this exhibit have been redacted in compliance with Items 601(a)(6) or 601(b) of Regulation S-K. The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Americas (Argentina) Corp.
(Registrant)

By:	"John Kanellitsas"
Name:	John Kanellitsas
Title:	President and Interim Chief Executive Officer

Dated: October 4, 2023